UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Redbox Entertainment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75724T103

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75724T103	13D	Page 2 of 22

1. Names of Reporting Persons.
Redwood Holdco, LP

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 3 of 22

1. Names of Reporting Persons.
Redwood GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 4 of 22

1. Names of Reporting Persons.
New Outerwall, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
32,770,000

9. Sole Dispositive Power

10. Shared Dispositive Power
32,770,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
32,770,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☒
13. Percent of Class Represented by Amount in Row (11)
72.2%
14. Type of Reporting Person
CO

CUSIP No. 75724T103	13D	Page 5 of 22

1. Names of Reporting Persons.
AP VIII Aspen Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 6 of 22

1. Names of Reporting Persons.
AP VIII Aspen Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 7 of 22

1. Names of Reporting Persons.
Apollo Management VIII, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 8 of 22

1. Names of Reporting Persons.
AIF VIII Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 9 of 22

1. Names of Reporting Persons.
Apollo Management, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 10 of 22

1. Names of Reporting Persons.
Apollo Management GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 11 of 22

1. Names of Reporting Persons.
Apollo Management Holdings, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
PN

CUSIP No. 75724T103	13D	Page 12 of 22

1. Names of Reporting Persons.
Apollo Management Holdings GP, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
AF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7. Sole Voting Power

8. Shared Voting Power
34,526,487

9. Sole Dispositive Power

10. Shared Dispositive Power
34,526,487

11. Aggregate Amount Beneficially Owned by Each Reporting Person
34,526,487
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
76.1%
14. Type of Reporting Person
OO

CUSIP No. 75724T103	13D	Page 13 of 22

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Redbox Entertainment Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 1 Tower Lane, Suite 800, Oakbrook Terrace, Illinois, 60181.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by (i) Redwood Holdco, LP (“Redwood”); (ii) Redwood GP, LLC (“Redwood GP”); (iii) New Outerwall, Inc. (“New Outerwall”); (iv) AP VIII Aspen Holdings, L.P. (“Aspen Holdings”); (v) AP VIII Aspen Holdings GP, LLC (“Aspen GP”); (vi) Apollo Management VIII, L.P. (“Management VIII”); (vii) AIF VIII Management, LLC (“AIF VIII”); (viii) Apollo Management, L.P. (“Apollo Management”); (ix) Apollo Management GP, LLC (“Management GP”); (x) Apollo Management Holdings, L.P. (“Management Holdings”); and (xi) Apollo Management Holdings GP, LLC (“Management Holdings GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

Redwood and Aspen Holdings hold securities of the Issuer. The general partner of Redwood is Redwood GP. New Outerwall is the sole limited partner of Redwood and the sole member of Redwood GP. New Outerwall is an indirect majority owned subsidiary of Aspen Holdings. The general partner of Aspen holdings is Aspen GP and Management VIII is the sole member of Aspen GP. AIF VIII serves as the general partner of Management VIII. Apollo Management serves as the sole member and manager of AIF VIII and Management GP serves as the general partner of Apollo Management. Management Holdings serves as the sole member and manager of Management GP. Management Holdings GP serves as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The principal address of Redwood is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of New Outerwall is 1 Tower Lane, Suite 800, Oakbrook Terrace, Illinois, 60181. The principal address of each of Redwood GP, Aspen Holdings, Aspen GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

Redwood, Aspen Holdings, Management VIII, Apollo Management, and Management Holdings are each a Delaware limited partnership. New Outerwall is a Delaware corporation. Redwood GP, Aspen GP, AIF Management, Management GP, and Management Holdings GP are each a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Common Stock to which this Schedule 13D relates was acquired by the Record Holders in connection with a business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated as of May 16, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer (f/k/a Seaport Global Acquisition Corp.), Seaport Merger Sub LLC (“Merger Sub”), Redwood, and Redwood Intermediate, LLC (“Redbox”). Pursuant to the Business Combination Agreement, the Issuer acquired certain equity interests of Redbox from Redwood, its sole member, by way of Merger Sub merging with and into Redbox, and Redbox becoming a direct subsidiary of the Issuer as a result thereof (the “Merger” and collectively with the other transactions described in the Business Combination Agreement, the “Transactions”). The Transactions closed on October 22, 2021 (the “Closing Date”).

CUSIP No. 75724T103	13D	Page 14 of 22

In connection with the Business Combination, the Issuer issued to Redwood 32,770,000 shares of Class B common stock, par value 0.0001 per share (the “Class B Common Stock,” and, together with the Class A Common Stock, “Common Stock”), on a one-for-one basis for each common unit representing limited liability company interests of Redbox (the “Redbox Common Units”) retained by Redwood following the Business Combination, which have no economic value, but entitle Redwood to one vote per issued share. Additionally, Aspen Holdings acquired 1,756,487 shares of Class A Common Stock as a backup purchaser in the Business Combination.

Concurrently with the execution of the Business Combination Agreement, the Issuer and Redwood entered into a lock-up agreement (the “Parent Lock-Up Agreement”), pursuant to which Redwood, as a holder of the Class B Common Stock, has agreed to, among other things, be subject to a lock-up period which will last from the Closing Date until the earlier of (i) six (6) months after the date of the Closing Date, (ii) the date after the Closing Date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Acquiror’s shareholders having the right to exchange their Class A common stock in the Acquiror for cash, securities or other property, and (iii) the trading day, if any, on which the last sale price of the Class A common stock of the Issuer equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Closing Date (the “Parent Lock-Up Period”). During the Parent Lock-Up Period, the holders of Class B Common Stock may not transfer any such shares or engage in any short sales or other hedging or derivative transactions, subject to certain limited exceptions.

The Parent Lock-Up Period expired on November 22, 2021. As a result, Redwood may convert all or any portion of its Redbox Common Units, together with the cancellation of an equal number of shares of Class B Common Stock, into shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The foregoing descriptions of the Business Combination Agreement and the Parent Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of the Business Combination Agreement and the Parent Lock-Up Agreement, copies of which are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of Common Stock that are held of record by Redwood and Aspen Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders Agreement, Registration Rights Agreement, Redbox LLCA, and Tax Receivable Agreement, each defined and described below in Item 6 and included hereto as Exhibits C, D, E, and F, respectively. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Stockholders Agreement, Registration Rights Agreement, Redbox LLCA, and Tax Receivable Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

CUSIP No. 75724T103	13D	Page 15 of 22

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	34,526,487
Sole Dispositive Power	0
Shared Dispositive Power	34,526,487

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Class A Common Stock outstanding is 76.1%, based on a total of 12,618,516 shares of Class A Common Stock and 32,770,000 shares of Class B Common Stock issued and outstanding as of November 10, 2021, as reported in the Issuers’ quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2021.

Redwood and Aspen Holdings each disclaim beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Redwood GP, New Outerwall, Aspen GP, Management VIII, AIF VIII, Apollo Management, Management GP, Management Holdings, and Management Holdings GP, and Messrs. Joshua Harris, Marc Rowan, Scott Kleinman and James Zelter, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)  None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Stockholders Agreement

On the Closing Date, the Company entered into a stockholders agreement (the “Stockholders Agreement”) with Redwood and certain other parties (collectively, the “Stockholder Parties”). Pursuant to the terms of the Stockholders Agreement, the Stockholder Parties will have the right to designate nominees for election to the Company’s board of directors following the Closing. The number of nominees that the Stockholder Parties will be entitled to nominate pursuant to the Stockholders Agreement is dependent on the Stockholder Parties’ beneficial ownership of Company Shares (as defined in the Stockholders Agreement).

The Stockholders Agreement provides that: (i) for so long as the share of the economic interest of Redwood together with its successor or any permitted transferee under the Stockholders Agreement (the “Principal Stockholders”) in the aggregate issued and outstanding shares of Class A common stock, and any securities or rights convertible into, or exercisable or exchangeable for Class A common stock, at any time (the “Percentage Interest”) is at least 35%, the Principal Stockholders will have the right to nominate four directors to the Board (at least one of whom will be independent); (ii) for so long as the Percentage Interest of the Principal Stockholders is less than 35% but at least 25%, the Principal Stockholders will have the right to nominate three directors to the Board (at least one of whom will be independent); (iii) for so long as the Percentage Interest of the Principal Stockholders is less than 25% but at least 15%, the Principal Stockholders will have the right to nominate two directors to the Board (at least one of whom will be independent); and (iv) for so long as the Percentage Interest of the Principal Stockholders is less than 15% but at least 5%, the Principal Stockholders will have the right to nominate one director to the Board. Initially, the Principal Stockholder has nominated Kimberly Kelleher, Reed Rayman, David B. Sambur and Lee J. Solomon to serve on the Board.

CUSIP No. 75724T103	13D	Page 16 of 22

For so long as Seaport Global SPAC, LLC (the “Sponsor”), together with its successors or any permitted transferee under the Stockholders Agreement (the “Sponsor Stockholder”) beneficially owns, in the aggregate, a number of shares of Class A common stock, and any securities or rights convertible into, or exercisable or exchangeable for Class A common stock, held by the Sponsor Stockholder immediately following the Closing (the “Initial Sponsor Shares”) equal to or greater than (i) 75% of the total number of Initial Sponsor Shares, the Sponsor Stockholder will have the right, but not the obligation, to nominate two directors for election to the Board (at least one of which will be independent) and (ii) 50% of the total number of Initial Sponsor Shares, the Sponsor Stockholder will have the right, but not the obligation, to nominate one director for election to the Board. Initially, the Sponsor Stockholder has nominated Jay Burnham and Charles Yamarone to serve on the Board.

For so long as HPS Investment Partners, LLC’s (the “HPS Stockholder”) Percentage Interest is at least 50% of the Percentage Interest of the HPS Stockholder as of immediately following the Closing, the HPS Stockholder will have the right, but not the obligation, to (i) nominate one director for election to the Board and (ii) designate one non-voting observer to the Board who is reasonably satisfactory to the Issuer. Initially, the HPS Stockholder has nominated Vikas M. Keswani to serve on the Board.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, the Company, the Sponsor, Redwood and certain owners of equity interests in Redwood (together with the Sponsor, Redwood and any person or entity who becomes a party to the Registration Rights Agreement (as defined below), the “Investors”) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company is required to prepare and file or cause to be prepared and filed with the Commission as soon as practicable after the Closing, but in any event no later than thirty calendar days after the Closing, a Registration Statement (as defined therein) for an offering to be made on a delayed or continuous basis registering the resale from time to time by the Investors all of the Registrable Securities (as defined therein) then held by such Investors that are not covered by an effective registration statement on the Filing Date (as defined therein) (a “Resale Shelf Registration Statement”).

In particular, the Registration Rights Agreement provides for the following:

•	Demand registration rights. At any time and from time to time after the expiration of the period ending on the earlier of (a) six months after the Closing or (b) if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within and 30-trading day period following the Closing (the “Registration Rights Agreement Lock-Up Period”), the Company will be required, upon the written demand of one or more Investor(s) who hold Registrable Securities with an aggregate estimated market value of at least $75 million, to file a registration statement of all or any portion of their Registrable Securities, including, under certain circumstances, the offering of such Registrable Securities in the form of an underwritten offering. The Company is not obligated to effect (i) more than one demand registration during any six-month period; provided that a registration will not be counted for such purposes unless a Form S-1, or any similar long form registration, or Form S-3 has become effective; or (ii) any demand registration if there is an effective Resale Shelf Registration Statement on file with the Commission.

•	Shelf registration rights. No later than thirty calendar days following the Closing, the Company will file a Resale Shelf Registration Statement registering all of the Registrable Securities held by the Investors that are not covered by an effective registration statement. The Company will use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing.

CUSIP No. 75724T103	13D	Page 17 of 22

•	Piggy-back registration rights. At any time after the Closing, if the Company proposes to file a registration statement with respect to an offering of its equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, or the equity securities of stockholders of the Company, under the Securities Act, subject to certain exceptions, the Company will notify the Investors of such offering and offer the Investors the opportunity to register the sale of such number of Registrable Securities that such Investor may request in writing within five days following receipt of notice from the Company.

•	Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Company and underwriting discounts and selling commissions attributable to the Registrable Securities (as defined therein) being sold by the holders thereof will be borne by such holders. The Registration Rights Agreement will contain customary cross-indemnification provisions, under which the Company is obligated to indemnify holders of Registrable Securities (as defined therein) in the event of material misstatements or omissions in the applicable registration statement attributable to the Company, and holders of registrable securities are obligated to indemnify the Company for material misstatements or omissions attributable to them.

•	Registrable securities. Securities of the Company will cease to be Registrable Securities (as defined therein) when (i) a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been sold, transferred, disposed or exchanged of in accordance with such registration statement, (ii) such securities have been otherwise transferred, new certificates or book-entry positions for them not bearing a legend restricting further transfer have been delivered by the Company and subsequent public distribution of them does not require registration under the Securities Act, (iii) such securities have ceased to be outstanding, (iv) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale), or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

•	Lock-up. During the Registration Rights Lock-Up Period, the Investors each agree not to transfer certain securities subject to certain customary exceptions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

Fourth Amended and Restated Limited Liability Company Agreement

On the Closing Date, the limited liability company agreement of Redbox was amended and restated in its entirety to include the terms set forth below (the “Redbox LLCA”).

Each Redbox Common Unit has identical economic rights and is entitled to share in the profits and losses of Redbox and to receive distributions as and if declared by the Managing Member (as defined below). Redbox Common Units have no voting rights.

Effective upon completion of the Closing, the Company was admitted as the sole Managing Member of Redbox (the Company in such capacity, the “Managing Member”). The Managing Member has the sole authority to manage the business, property and affairs of Redbox in accordance with the Redbox LLCA and applicable law. The Managing Member cannot be removed or replaced except by the incumbent Managing Member. The Managing Member is not entitled to any compensation for services rendered to Redbox in its capacity as Managing Member.

The Managing Member may, subject to (i) any restrictions contained in the financing agreements to which Redbox or any of its subsidiaries is a party, (ii) having available cash (after setting aside appropriate reserves) and (iii) any mutually agreed upon other restrictions set forth in the Redbox LLCA, make distributions to the members at any time and from time to time. Notwithstanding anything to the contrary, no distribution (including Tax Distributions (as defined below)) or other payment in respect of membership interests shall be required to be made to any member if, and to the extent that, such distribution (including Tax Distributions) or other payment in respect of membership interests would not be permitted under the DLLCA or other applicable law. All distributions, including Tax Distributions, will be made to holders of Redbox Common Units on a pro rata basis based on the number Redbox Common Units held by each holder. Upon the liquidation or winding up of Redbox, all net proceeds thereof will be distributed to the holders of Redbox Common Units on a pro rata basis based on the number Redbox Common Units held by each holder.

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Redbox shall make distributions among the holders of Redbox Common Units on a pro rata basis in an amount that in the Managing Member’s discretion allows every holder of Redbox Common Units to satisfy its tax liability with respect to its Redbox Common Units (“Tax Distributions”). The amount of any Tax Distributions shall be determined assuming that each holder is a corporation, and each holder’s only income is from Redbox based on projections of the taxable income of Redbox for the applicable tax period multiplied by the highest marginal federal, state and local tax rate for a corporation that is resident in the United States applicable to each item of income. Such amount shall be the same for all holders. If the aggregate amount of Tax Distributions paid for any fiscal year is less than the amount that would be calculated as of the end of such fiscal year based upon Redbox’s actual income for such fiscal year, additional Tax Distributions in the amount of such shortfall shall be paid as soon as reasonably practicable after the end of such fiscal year.

The Redbox LLCA contains restrictions on transfers of membership interests and requires the prior consent of the Managing Member for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions (including transfers to affiliates), (ii) transfers of Redbox Common Units by Redwood to its direct and indirect equity holders, whether as a distribution, a liquidating distribution or otherwise, and (iii) Sales (as defined below) of Redbox Common Units for cash (to the extent permitted by the governing documents of Redbox or its applicable subsidiary) or Class A common stock in accordance with the Sale provisions below.

The Redbox LLCA provides for, among other things, the ability for each holder of Redbox Common Units, following the expiration of any applicable lock-up period, to sell (each, a “Sale”) all or any portion of its Redbox Common Units, together with the cancellation of an equal number of shares of Class B common stock, in exchange for cash or a number of shares of Class A common stock equal to the product of (a) the number of Redbox Common Units to be sold multiplied by (b) an exchange rate which will initially be one to one but which will be subject to adjustment as set forth in the Redbox LLCA.

The Redbox LLCA includes reasonable procedures for the implementation of Sales, including, without limitation, procedures for the giving of notice of an election of exchange. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A common stock, solely for the purpose of issuance upon a Sale, such number of shares of Class A common stock as shall be deliverable upon any such Sale; provided that nothing contained herein shall be construed to preclude the Company or Redbox from satisfying its obligations in respect of the Sale of Redbox Common Units by delivery of shares of Class A common stock which are held in the treasury of the Company or are held by Redbox or any of their subsidiaries, by delivery of purchased shares of Class A common stock (which may or may not be held in the treasury of the Company or held by any subsidiary thereof). The Company and Redbox shall covenant that all Class A common stock issued upon a Sale will, upon issuance, have been duly authorized and validly issued and be fully paid and non-assessable.

The Company and Redbox shall covenant and agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A common stock to be delivered with respect to any Sale, shares that have been registered under the Securities Act shall be delivered in respect of any Sale. If any Sale in accordance with the Redbox LLCA is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the member requesting such Sale, the Company and Redbox shall use commercially reasonable efforts to promptly facilitate such Sale pursuant to any reasonably available exemption from such registration requirements. the Company and Redbox shall use commercially reasonable efforts to list Class A common stock required to be delivered upon Sale prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding shares of Class A common stock may be listed or traded at the time of such delivery.

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Redbox shall dissolve, and its affairs shall be wound up, upon: (a) the entry of a decree of judicial dissolution of Redbox under Section 18-802 of the Delaware Act; (b) any event which makes it unlawful for the business of Redbox to be carried on by the members; (c) at any time that there are no members, unless Redbox is continued in accordance with the Delaware Act; or (d) the determination of the Managing Member in its sole discretion; provided that in the event of a dissolution pursuant to this clause (d), the relative economic rights of each class of units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to members in connection with the winding up of Redbox, taking into consideration tax and other legal constraints that may adversely affect one or more parties hereto and subject to compliance with applicable laws and regulations, unless, and to the extent that, with respect to any class of units, holders of not less than 90% of the units of such class consent in writing to a treatment other than as described above; provided, that if the dissolution of Redbox pursuant to and in accordance with clauses (b) or (d) in this provision would have a material adverse effect on any member, the dissolution of Redbox shall require the prior written consent of such member, which consent shall not be unreasonably withheld.

Redbox shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Managing Member and/or Redbox (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of Redbox. Redbox shall also bear and/or reimburse the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member, (ii) operating, administrative and other similar costs, to the extent the proceeds are used or will be used by the Managing Member to pay expenses described in this clause (ii), and payments pursuant to any legal, tax, accounting and other professional fees and expenses (but, for the avoidance of doubt, excluding any tax liabilities of the Managing Member), (iii) any judgments, settlements, penalties, fines or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, the Managing Member, (iv) fees and expenses (other than any underwriters’ discounts and commissions that are economically recovered by the Managing Member as a result of acquiring Redbox Common Units at a discount) related to any securities offering, investment or acquisition transaction (whether or not successful) authorized by the Managing Member, (v) other fees and expenses in connection with the maintenance of the existence of the Managing Member, and (vi) all other expenses allocable to Redbox or otherwise incurred by the Managing Member, in each case incurred by the Managing Member in connection with operating Redbox’s business. For the avoidance of doubt, such distributions or reimbursements may not be used to pay or facilitate dividends or distributions on the securities of the Company and must be used solely for one of the express purposes set forth under clauses (i) through (vi) of the immediately preceding sentence. Also for the avoidance of doubt, Redbox shall not pay or bear any income tax obligations of the Company or the Managing Member or any obligations of the Company or the Managing Member under the Tax Receivable Agreement. The Managing Member and certain related persons will also be entitled to customary indemnification rights (including advancement of expenses).

The foregoing description of the Redbox LLCA does not purport to be complete and is qualified in its entirety by the full text of the Redbox LLCA, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

Tax Receivable Agreement

On the Closing Date, the Company entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the Sponsor and Redwood. Under the terms of the Tax Receivable Agreement, the Company generally will be required to pay to Redwood, and to each other person from time to time that Redwood assigns rights under the Tax Receivable Agreement to, 85% of the tax savings, if any, that the Company realizes (using an assumed combined state and local income tax rate) in certain circumstances as a result of basis in certain assets existing at the time of the Business Combination and tax attributes that benefit the Company as a result of an Exchange, including as a result of payments made under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will expire upon the earlier to occur of the complete utilization of the tax benefits or the Company exercising its right to terminate the Tax Receivable Agreement for an amount representing the net present value of future payments under the Tax Receivable Agreement or certain other acceleration events occur. The Company has estimated the tax receivable liability of $16.6 million assuming (1) a share price equal to $10.00 per share, (2) a constant federal income tax rate of 21.0% and a state tax rate of 4.2% (net of any federal benefit), (3) no material changes in tax law, (4) the ability to utilize tax basis and attributes and (5) future tax receivable agreement payments. These amounts are estimates and have been prepared for informational purposes only. However, due to the uncertainty of various factors, including: (1) a constant federal income tax rate of 21.0% and a state tax rate of 4.2% (net of any federal benefit), (2) no material changes in tax law, (3) the ability to utilize tax basis and attributes and (4) whether and when Redwood engages in Exchanges and the share price at such times, the likely tax savings we will realize and the resulting amounts we are likely to pay pursuant to the Tax Receivable Agreement are uncertain. If Redwood were to engage in an Exchange of all of its Redbox equity interests at Closing, the net present value of the liability the Company would recognize is approximately $164.9 million.

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The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tax Receivable Agreement, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A	Business Combination Agreement, dated as of May 16, 2021, by and among the Issuer (f/k/a/ Seaport Global Acquisition Corp.), Seaport Merger Sub LLC, Redwood Holdco, LP, and Redwood Intermediate, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 17, 2021).
Exhibit B	Parent Lock-up Agreement, dated May 16, 2021, by and among Seaport Global Acquisition Corp. and Redwood Holdco, LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 17, 2021).
Exhibit C	Stockholders Agreement, dated as of October 22, 2021, by and among Redbox Entertainment Inc., Redwood Holdco, LP and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 28, 2021).
Exhibit D	Registration Rights Agreement, dated as of October 22, 2021, by and among Redbox Entertainment Inc., Seaport Global SPAC, LLC, Redwood Holdco, LP and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 28, 2021).
Exhibit E	Fourth Amended and Restated Limited Liability Company Agreement of Redwood Intermediate, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 28, 2021).
Exhibit F	Tax Receivable Agreement, dated as of October 22, 2021, by and between Redbox Entertainment Inc. and Redwood Holdco, LP (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 28, 2021).
Exhibit G	Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2021

REDWOOD HOLDCO, LP

By:	/s/ Kavita Suthar
Name:	Kavita Suthar
Title:	Chief Financial Officer, Treasurer and Secretary

REDWOOD GP, LLC

By:	/s/ Kavita Suthar
Name:	Kavita Suthar
Title:	Chief Financial Officer, Treasurer and Secretary

New OUTERWALL, INC.

By:	/s/ Reed Rayman
Name:	Reed Rayman
Title:	Director

AP VIII ASPEN HOLDINGS, L.P.

By:	AP VIII Aspen Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AP VIII ASPEN HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

CUSIP No. 75724T103	13D	Page 22 of 22

APOLLO MANAGEMENT VIII, L.P.

By:	AIF VIII Management, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AIF VIII MANAGEMENT, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers, directors and principal executive officers of Management Holdings GP are Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Harris, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

None of Messrs. Rowan, Harris, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Harris, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Harris, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Harris, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.